SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2012
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

FINANCIAL PERFORMANCE AND LIQUIDITY – CONSOLIDATED 2Q12

São Paulo, July 26, 2012 – Net Serviços de Comunicação S.A. (BM&FBOVESPA: NETC3 and NETC4; Nasdaq: NETC; and Latibex: XNET), the largest cable operator in Brazil and Latin America, offering integrated services that include Pay TV (“NET”), Digital Video (“NET Digital”), High Definition Digital Video (“NET Digital HD”), bidirectional broadband internet access (“NET Vírtua”) and Voice, in association with Embratel (“NET Fone via Embratel”), announces today its results for the second quarter ended June 30, 2012 (“2Q12”).

Net Serviços de Comunicação S.A.
Consolidated Income Statements		2Q12	2Q11	Δ%
(R$ thousands)

Net revenues		1,927,273	1,628,940	18.3
Operating costs		(955,596)	(789,285)	21.1
Selling, general and administrative expenses		(455,814)	(374,109)	21.8
EBITDA	(a)	515,863	465,546	10.8
EBITDA Margin		26.8%	28.6%
Depreciation and amortization		(309,675)	(259,347)	19.4
Net foreign exchange and monetary variation		(117,271)	38,954	(401.0)
Finance expenses		(76,161)	(112,511)	(32.3)
Finance income		32,285	44,685	(27.8)
Income before taxes		45,041	177,327	(74.6)
Taxes		(15,474)	(52,399)	(70,5)
Net income		29,567	124,928	(76.3)

(a)     EBITDA does not represent an accounting item or cash flow for the periods in question, Therefore, EBITDAshould not be considered an alternative measure of net income, an isolated indicator of operating performance or an alternative to cash flow as a source of liquidity, Since EBITDA is not an accounting item, companies may conduct specific interpretations, which means that the definition of EBITDA may not be comparable with the definitions adopted by other companies,

Net Revenue increase 18.3%, totaling R$1,927,273  thousand in the 2Q12  compared to R$1,628,940 thousand in the 2Q11, mainly driven by the expansion of the subscriber base.

EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$515,863 thousand in the 2Q12 compared to R$465,546 thousand in the 2Q11, therefore an increase of 10.8%.

The Company recorded in the 2Q12  Net Income of R$29,567 thousand, an increase of 76.3% comparing to R$124,928 thousand recorded in the 2Q11, substantially due to the exchange rate recorded during the period, which did not affected significantly the Company’s cash flow.

Net Serviços de Comunicação S.A.
Consolidated Balance sheet
(R$ thousands)
	2Q12	2Q11		2Q12	2Q11
Assets			Liabilities
Total current assets	1,168,093	1,395,362	Total current liabilities	1,728,719	1,376,517
Total non-current assets	7,894,391	7,131,899	Total non-current liabilities	3,001,761	3,104,639
			Stockholders’ equity	4,332,004	4,046,105
Total Assets	9,062,484	8,527,261	Total Liabilities and Stockholders’ Equity	9,062,484	8,527,261

In May 2012, the Company settled the Credit Bank Notes issued by Itaú BBA totaling R$121,196 thousand, and settled all the public debentures of the 6th issue in the amount of R$ 611,792 million, both amounts including interest and premium paid for early settlement. The resources used for these assessments were obtained through mutual contracts with America Movil, SAB CV, the Company's indirect controlling shareholder, in the total amount of R$ 680,000, maturing in five years, at the interest rate equivalent to the CDI plus a "spread" of 1.08% per annum, payable semiannually.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 26, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.